Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-53150

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE PROSPECTUS IS DELIVERED IN FINAL FORM. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 16, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 25, 2001)

                                  $300,000,000

                        Pinnacle West Capital Corporation

                             % Senior Notes due 2006

                                 ------------

     We will pay interest on the Senior Notes at the rate of % per year, each. We will make the first interest payment on __________________, 2001. The Senior Notes will mature on ______________, 2006. We may redeem some or all of the Senior Notes at any time prior to maturity at the redemption prices described in this prospectus supplement. There is no sinking fund for the Senior Notes. We do not intend to list the Senior Notes on any securities exchange or quotation system.

     The Senior Notes will be unsecured senior obligations of ours and will rank equally with all of our other unsecured senior debt. The Senior Notes will be structurally subordinated to the debt securities and other obligations of our subsidiaries. See "Business of Pinnacle West Capital Corporation - Source of Payment for the Senior Notes" on page S-5 of this prospectus supplement.

                                 ------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------
                                                     Per Senior Note      Total
                                                     ---------------      -----
Public Offering Price .............................             %       $
Underwriting Discount .............................             %       $
Proceeds to Pinnacle West (before expenses) .......             %       $

     Interest on the Senior Notes will accrue from March , 2001 to the date of delivery.

                                 ------------

     Delivery of the Senior Notes in book-entry form only will be made on or about March , 2001.

                                 ------------
Salomon Smith Barney
        Banc of America Securities LLC
                   BNY Capital Markets, Inc.
                              Credit Suisse First Boston

March __, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THE PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE ANY DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THE SENIOR NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT INFORMATION IN THESE DOCUMENTS IS CORRECT OR COMPLETE AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                                TABLE OF CONTENTS
                                                                           PAGE

                              PROSPECTUS SUPPLEMENT


About This Prospectus Supplement..........................................  S-2
Prospectus Supplement Summary.............................................  S-3
Business of Pinnacle West Capital Corporation.............................  S-4
Business of Arizona Public Service Company................................  S-5
Business of Pinnacle West Energy Corporation..............................  S-7
Business of Other Pinnacle West Subsidiaries..............................  S-9
California Energy Market Issues........................................... S-10
Use of Proceeds........................................................... S-10
Ratio of Earnings to Fixed Charges........................................ S-10
Description of the Senior Notes........................................... S-10
Regarding the Trustee..................................................... S-12
Underwriting.............................................................. S-13

                                   PROSPECTUS

About This Prospectus.....................................................    3
Forward-Looking Statements................................................    3
Where You Can Find More Information.......................................    4
Business of Pinnacle West Capital Corporation.............................    5
Ratio of Earnings to Fixed Charges........................................    5
Use of Proceeds...........................................................    5
Description of Debt Securities............................................    5
Global Securities.........................................................   12
Regarding the Trustees....................................................   13
Plan of Distribution......................................................   14
Experts...................................................................   14
Legal Opinions............................................................   14

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the attached prospectus contain information about our company and about the Senior Notes. They also refer to information contained in other documents that we file with the Securities and Exchange Commission. References to this prospectus supplement or the prospectus also mean the information contained in those other documents, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2000. If this prospectus supplement is inconsistent with the prospectus or the documents that are incorporated by reference in the prospectus, rely on this prospectus supplement.

     When we refer to "Pinnacle West," "the Company," "we," "us," or "our" in this prospectus supplement, we mean Pinnacle West Capital Corporation.

                          PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING MATERIAL IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS.

                                  THE OFFERING

Securities Offered...............................    $300,000,000 of Senior Notes

Application of Proceeds .........................    We will use the net proceeds of the Senior
                                                     Notes for the repayment of long-term or
                                                     short-term borrowings, and will temporarily
                                                     invest the net proceeds pending such
                                                     application.

                                  THE COMPANY

Business ........................................    Through our subsidiaries, we generate, sell,
                                                     and deliver electricity and energy-related
                                                     products and services to retail and wholesale
                                                     customers in the western United States. We
                                                     also develop residential, commercial, and
                                                     industrial real estate products.

Generating Fuel Mix (estimated for the
twelve months ended December 31, 2000)...........    Purchased Power - 46.0% (approximately 88% of
                                                     which was for wholesale power operations);
                                                     Coal - 27.9%; Nuclear - 19.8%; Other
                                                     (includes oil, hydro and solar) - 0.3%

FINANCIAL DATA (DOLLARS IN THOUSANDS):
                                                                  Twelve Months Ended
                                                                      December 31,
                                                     ------------------------------------------------
                                                        2000               1999               1998
                                                     ----------         ----------         ----------
Total Operating Revenues ........................    $3,690,175         $2,423,353         $2,130,586

Net Income from Continuing Operations............    $  302,332         $  269,772         $  242,892

EBITDA ..........................................    $1,070,195         $  974,122         $  937,713

Ratio of Earnings to Fixed Charges(1)............         3.53x              3.19x              2.97x



CAPITALIZATION DATA (DOLLARS IN THOUSANDS):......     As of December 31, 2000        As Adjusted (2)
                                                      -----------------------   -----------------------
                                                        Amount     Percentage     Amount     Percentage
                                                        ------     ----------     ------     ----------
Total Debt (including current maturities)........     $2,501,327      51.2%     $2,613,327       52.3%

Common Stock Equity .............................      2,382,714      48.8%      2,382,714       47.7%
                                                      ----------     -----      ----------      -----

Total Capitalization ............................     $4,884,041     100.0%     $4,996,041      100.0%

----------
(1) For purposes of these computations, earnings are defined as the sum of our pre-tax income, our fixed charges and the fixed charges of our subsidiaries. Fixed charges consist of interest on debt, amortization of debt discount, premium, and expense, and an estimated interest factor in rentals.
(2) As adjusted for the assumed issuance of the Senior Notes and repayment of long-term borrowings.

                  BUSINESS OF PINNACLE WEST CAPITAL CORPORATION

OVERVIEW OF OUR BUSINESS

     We were incorporated in 1985 under the laws of the State of Arizona and own all of the outstanding common stock of Arizona Public Service Company (APS). APS is Arizona's largest electric utility and provides retail and wholesale electric service to the entire state with the exception of Tucson and about one-half of the Phoenix area. Currently, APS also generates and, directly and through our power marketing division, sells and delivers electricity to wholesale customers in the western United States

     Our other major subsidiary is Pinnacle West Energy Corporation, through which we intend to conduct our unregulated generation operations. Our other subsidiaries are: APS Energy Services Company, Inc., which sells energy and energy-related products and services in competitive retail markets in the western United States; SunCor Development Company, which is a developer of residential, commercial, and industrial real estate projects in Arizona, New Mexico, and Utah; and El Dorado Investment Company, which is primarily a venture capital firm.

     We discuss each of these subsidiaries in greater detail below.

     At December 31, 2000, we employed about 7,200 people, including the employees of our subsidiaries. Of these employees, 5,300 were employees of APS and employees assigned to joint projects of APS where APS serves as project manager. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004 (telephone 602-250-1000).

OUR BUSINESS STRATEGIES

     Our business strategies are linked to the strong growth characteristics of Arizona and the western regional market. We are committed to the West and are pursuing the following primary strategies:

     * Continuing focus on customer value provided by APS, our regulated "energy delivery" company;

     * Expanding our interests in competitively efficient generation assets in the West through Pinnacle West Energy by developing new plants, increasing our ownership share of plants that we already operate and partially own, and buying plants from other utilities;

     * Aggressively managing costs, with an emphasis on the reduction of variable costs per generating unit (fuel, operations, and maintenance expenses) and on increased productivity through technological efficiencies; and

     * Managing energy activities, including continuing expansion of wholesale operations; managing commodity price risk; and providing sufficient capacity, energy, and ancillary services to reliably meet obligations to our regulated service customers.

CAPITAL RESOURCES AND CASH REQUIREMENTS

     Our primary cash requirements are for: dividends to our shareholders; equity infusions into our subsidiaries; interest payments; and optional and mandatory repayment of principal on our long-term debt.

     We expect our equity infusions into Pinnacle West Energy to continue as it invests in additional generating facilities (see "Business of Pinnacle West Energy Corporation" below) until it begins to finance its own construction needs.

     Our primary sources of cash are dividends from our subsidiaries and external financing. For the years 1998 through 2000, total dividends from our subsidiaries were $596 million, which included $510 million from APS, $50 million from SunCor, and $36 million from El Dorado.

SOURCE OF PAYMENT FOR THE SENIOR NOTES

     Because we are structured as a holding company, all existing and future debt and other liabilities of our subsidiaries will be effectively senior in right of payment to our debt securities, including the Senior Notes. The Indenture under which we will issue the Senior Notes does not limit our ability or the ability of our subsidiaries to incur additional debt in the future. The assets and cash flows of our subsidiaries will be available, in the first instance, to service their own debt and other obligations. Our ability to have the benefit of their assets and cash flows, particularly in the case of any insolvency or financial distress affecting our subsidiaries, would arise only through our equity ownership interests in our subsidiaries and only after their creditors had been satisfied.

     Our long-term debt at December 31, 2000 (excluding the debt of our subsidiaries) was $238 million compared to $106 million at December 31, 1999. At December 31, 2000, our subsidiaries, principally APS, had approximately $2.2 billion of debt outstanding, of which approximately $811 million represented APS first mortgage bonds or senior notes, both of which are directly or indirectly secured by substantially all of APS' assets.

                   BUSINESS OF ARIZONA PUBLIC SERVICE COMPANY

GENERAL

     APS was incorporated in 1920 under the laws of Arizona and is Arizona's largest electric utility, with more than 850,000 customers. APS provides wholesale or retail electric service to the entire state of Arizona, with the exception of Tucson and about one-half of the Phoenix area. Currently, APS also generates, and directly and through our power marketing division, sells and delivers electricity to wholesale customers in the western United States. During 2000, no single purchaser or user of energy accounted for more than 3.5% of total electric revenues. At December 31, 2000, APS employed about 5,300 people, which includes employees assigned to joint projects where APS is the project manager.

REGULATORY MATTERS

     1999 SETTLEMENT AGREEMENT

     On May 14, 1999, APS entered into a comprehensive Settlement Agreement with various parties, including representatives of major consumer groups, related to the implementation of retail electric competition in Arizona. On September 23, 1999, the Arizona Corporation Commission (ACC) approved the 1999 Settlement Agreement, with some modifications. The following are the major provisions of the 1999 Settlement Agreement, as approved:

     RATE REDUCTION. APS has reduced, and will reduce, rates for standard offer service for customers with loads less than three megawatts in a series of annual retail electric price reductions of 1.5% beginning July 1, 1999 through July 1, 2003, for a total of 7.5%. For customers having loads three megawatts or greater, standard offer rates will be reduced in varying annual increments that total 5% in the years 1999 through 2002.

     UNBUNDLED RATES. Unbundled rates being charged by APS for competitive direct access service (for example, distribution services) became effective upon approval of the 1999 Settlement Agreement, retroactive to July 1, 1999, and also became subject to annual reductions as of January 1, 2000, that vary by rate class, through January 1, 2004.

     RETAIL PRICE MORATORIUM. There is a moratorium on retail price changes for standard offer and unbundled competitive direct access services until July 1, 2004, except for the price reductions described above and certain other limited circumstances. Neither the ACC nor APS will be prevented from seeking or authorizing rate changes prior to July 1, 2004 in the event of emergency conditions or circumstances, such as an inability to finance on reasonable terms, or material changes in APS' cost of service for ACC-regulated services resulting from federal, tribal, state or local laws, regulatory requirements, judicial decisions, actions or orders.

     RECOVERY OF DEFERRED COSTS. APS will be permitted to defer for later recovery prudent and reasonable costs of complying with the ACC electric competition rules, system benefits costs in excess of the levels included in current rates, and costs associated with the "provider of last resort" and standard offer obligations for service after July 1, 2004. These costs are to be recovered through an adjustment clause or clauses commencing on July 1, 2004.

     RETAIL ACCESS. APS' distribution system opened for retail access effective September 24, 1999. Customers were eligible for retail access in accordance with the phase-in adopted by the ACC under the electric competition rules (see "Retail Electric Competition Rules" below), including an additional 140 megawatts being made available to eligible non-residential customers. APS opened its distribution system to retail access for all customers on January 1, 2001.

     RECOVERY OF STRANDED COSTS. Prior to the 1999 Settlement Agreement, APS was recovering substantially all of its regulatory assets through July 1, 2004, pursuant to a 1996 regulatory agreement. In addition, the 1999 Settlement Agreement states that APS has demonstrated that its allowable stranded costs, after mitigation and exclusive of regulatory assets, are at least $533 million net present value. APS will not be allowed to recover $183 million net present value of the above amounts. The 1999 Settlement Agreement provides that APS will have the opportunity to recover $350 million net present value through a competitive transition charge that will remain in effect through December 31, 2004, at which time it will terminate. Any over/under-recovery due to sales volume variances will be credited/debited against the costs subject to recovery under the adjustment clause described above.

     TRANSFER OF GENERATION ASSETS. APS will form a separate corporate affiliate or affiliates and transfer to such affiliate(s) its generation assets and competitive services at book value as of the date of transfer, which transfer shall take place no later than December 31, 2002. APS will be allowed to defer and later collect, beginning July 1, 2004, 67% of its costs to accomplish the required transfer of generation assets.

     DISMISSAL OF LITIGATION AGAINST THE ACC. When the 1999 Settlement Agreement is no longer subject to judicial review (see the discussion below regarding ongoing litigation), APS will move to dismiss all of its litigation pending against the ACC as of the date APS entered into the 1999 Settlement Agreement. To protect its rights, APS has several lawsuits pending on ACC orders relating to stranded cost recovery and the adoption and amendment of the ACC's electric competition rules (see below), which would be voluntarily dismissed at the appropriate time under this provision.

     APS' "PROVIDER OF LAST RESORT" RESPONSIBILITY. Although the electric competition rules discussed below allow retail customers to have access to competitive providers of energy and energy services, APS is the "provider of last resort" for standard offer customers under rates that have been approved by the ACC. As discussed above, these rates are fixed until July 1, 2004, except in the event of emergency conditions or circumstances or material changes in APS' cost of services for ACC-regulated services resulting from federal, tribal, state or local laws, regulatory requirements, judicial decisions, actions or orders. Energy prices in the western wholesale market vary and, during the course of the last year, have been volatile. At various times, prices in the spot wholesale market have significantly exceeded the amount included in APS' current retail rates. We expect these market conditions to continue in 2001. We believe we have adequately supplemented our current generation portfolio with power purchased through contracts and hedging techniques that limit exposure to the volatile spot wholesale power market. However, in the event of shortfalls due to unforeseen increases in load demand or generation outages, we may need to purchase additional supplemental power in the wholesale spot market. Unless APS is able to obtain an adjustment of its rates under the 1999 Settlement Agreement (see above), there can be no assurance that APS would be able to fully recover the costs of this power.

     CHALLENGES TO 1999 SETTLEMENT AGREEMENT

     On December 13, 1999, two parties filed lawsuits challenging the ACC's approval of the 1999 Settlement Agreement. Each party bringing the lawsuits appealed the ACC's order approving the 1999 Settlement Agreement directly to the Arizona Court of Appeals, as provided by Arizona law. In one of the appeals, on December 26, 2000, the Arizona Court of Appeals affirmed the ACC's approval of the 1999 Settlement Agreement. A decision is still pending on the other appeal, which raises a number of different issues.

     RETAIL ELECTRIC COMPETITION RULES

     On September 21, 1999, the ACC approved the rules that provide a framework for the introduction of retail electric competition in Arizona (Rules). Under the 1999 Settlement Agreement, the Rules are to be interpreted and applied, to the greatest extent possible, in a manner consistent with the 1999 Settlement Agreement. If the two cannot be reconciled, APS must seek, and the other parties to the 1999 Settlement Agreement must support, a waiver of the Rules in favor of the 1999 Settlement Agreement. On December 8, 1999, APS filed a lawsuit to protect its legal rights regarding the Rules. This lawsuit is pending, along with several other lawsuits on ACC orders relating to stranded cost recovery, the adoption or amendment of the Rules, and the certification of competitive electric service providers.

     On November 27, 2000, a Maricopa County, Arizona, Superior Court judge issued a final judgment holding that the Rules are unconstitutional and unlawful in their entirety due to failure to establish fair value rate base for competitive electric service providers and because certain of the Rules were not submitted to the Arizona Attorney General for certification. The judgment also invalidates all ACC orders authorizing competitive electric service providers, including APS Energy Services, in Arizona. We do not believe the ruling affects the 1999 Settlement Agreement. The 1999 Settlement Agreement was not at issue in the consolidated cases before the judge. Further, the ACC made findings related to the fair value of APS' property in the order approving the 1999 Settlement Agreement. The ACC and other parties aligned with the ACC have appealed the ruling of the Court of Appeals, as a result of which the ruling is automatically stayed pending further judicial review.

     The Rules approved by the ACC apply to virtually all Arizona electric utilities regulated by the ACC, including APS, and they include the following major provisions:

     * Effective January 1, 2001, retail access was available to all APS retail customers.

     * Electric service providers that get Certificates of Convenience and Necessity from the ACC can supply only competitive services, including electric generation, but not electric transmission and distribution.

     * Affected utilities must file ACC tariffs that unbundle rates for non-competitive services.

     * The ACC shall allow a reasonable opportunity for recovery of unmitigated stranded costs.

     * Absent an ACC waiver, prior to January 1, 2001, each affected utility (except certain electric cooperatives) must transfer all competitive generation assets and services either to an unaffiliated party or to a separate corporate affiliate. Under the 1999 Settlement Agreement, APS received a waiver to allow transfer of its generation and other competitive assets and services to affiliates no later than December 31, 2002.

TRANSFER OF GENERATION ASSETS

     As authorized by the 1999 Settlement Agreement, APS intends to move its generation assets to Pinnacle West Energy by the end of 2002. Following its receipt of these generation assets, Pinnacle West Energy expects to sell its power at wholesale to our power marketing division. Our power marketing division, in turn, is expected to sell power to APS and to non-affiliated power purchasers. APS is expected to meet 50% of its energy needs under a power purchase agreement with our power marketing division. As required by the Rules, APS will acquire the remaining 50% of its energy needs through a competitive bid process in which our power marketing division may participate. We believe that these arrangements will allow us to manage APS' exposure to the wholesale power market during the period within which APS' rates are fixed, as discussed under "- 1999 Settlement Agreement - APS' Provider of Last Resort Responsibility".

                  BUSINESS OF PINNACLE WEST ENERGY CORPORATION

     Pinnacle West Energy Corporation was incorporated in 1999 under the laws of the State of Arizona and is engaged principally in the business of the development and production of wholesale energy. Pinnacle West Energy is the subsidiary through which we intend to conduct our future unregulated generation operations. See "Business of Arizona Public Service Company - Transfer of Generation Assets" above.

OVERVIEW OF EXPANSION PLANS

     Pinnacle West Energy has announced plans to build up to 2,800 MW of generating capacity from 2001 through 2006 at an estimated cost of about $1.3 billion.

                                    Capacity             Expected Commercial
     Site                             (MW)                 Operation Date
     ----                             ----                 --------------
West Phoenix 4                         120                  summer 2001
West Phoenix 5                         530                  mid-2003
Redhawk 1                              530                  summer 2002
Redhawk 2                              530                  summer 2002
Redhawk 3                              530                  not determined
Redhawk 4                              530                  not determined
                                     -----

TOTAL                                2,770
                                     =====

     As discussed in greater detail below, Pinnacle West Energy has also announced plans to purchase Nevada Power Company's Harry Allen Power Station and Southern California Edison Company's ownership interest in the Palo Verde Nuclear Generating Station.

CAPITAL EXPENDITURES

     We estimate Pinnacle West Energy's capital expenditure requirements for the next three years as follows: 2001, $659 million; 2002, $129 million; and 2003, $254 million. Pinnacle West Energy is also considering additional expansion, which may result in additional expenditures. Pinnacle West Energy expects to fund its capital requirements through internally generated cash, debt issued directly by Pinnacle West Energy, and capital infusions from us.

NEW DEVELOPMENT

     Pinnacle West Energy is currently planning a 650 MW expansion of the West Phoenix Power Plant and the construction of a natural gas-fired electric generating station of up to four 530 MW units near Palo Verde, called Redhawk. Construction on the 120 MW West Phoenix Unit 4 began in June 2000, with commercial operation of the unit expected in the summer of 2001. Pinnacle West Energy expects construction to begin on the 530 MW West Phoenix Unit 5 in the fall of 2001, with commercial operation beginning in mid-2003. Construction began on the first two units of Redhawk in December 2000, and commercial operation is currently scheduled for the summer of 2002.

POTENTIAL ACQUISITIONS

     HARRY ALLEN POWER STATION

     Pinnacle West Energy has entered into an agreement with Nevada Power Company to purchase Nevada Power Company's 72 MW gas-fired Harry Allen Power Station about 30 miles northeast of Las Vegas, Nevada, for a net purchase price, after adjustments for purchased power commitments, of approximately $65.2 million. The purchase is subject to filing with and/or approval of various regulatory agencies, including the Federal Energy Regulatory Commission and the Nevada Public Utility Commission. The filing with the Nevada Public Utility Commission was made in February 2001. Nevada Power Company will have the right, but not the obligation, to purchase the output from the Harry Allen Power Station at market rates, subject to a floor and a cap. As demand grows in the region during the next five years, Pinnacle West Energy expects to add a 480 MW gas-fired, combined cycle unit to the site. The Governor of Nevada recently requested that the Nevada Public Utility Commission reexamine Nevada Power's divestiture of generation. The timing and result of any action by the Nevada Public Utility Commission is not yet known.

     OWNERSHIP INTERESTS IN PALO VERDE AND FOUR CORNERS

     On April 27, 2000, Pinnacle West Energy entered into two separate agreements with Southern California Edison to purchase Southern California Edison's 15.8% ownership interest in Palo Verde and its 48% ownership interest in the Four Corners Power Plant. Consistent with the agreements, on January 5, 2001, Pinnacle West Energy informed Southern California Edison that it would not match a competing bid that Southern California Edison received for its Four Corners ownership interest. Therefore, Pinnacle West Energy will not purchase Southern California Edison's Four Corners interest under the April 2000 agreement unless the Palo Verde transaction closes, the competing Four Corners transaction does not close, and Pinnacle West Energy acquires the Four Corners interest at the original $300 million purchase price as a standby purchaser. Southern California Edison did not receive any qualified competing bids for its Palo Verde ownership interest, which Pinnacle West Energy agreed to purchase for $250 million. However, recently-enacted California legislation provides that "no facility for the generation of electricity owned by a public utility may be disposed of prior to January 1, 2006." Unless this California law is amended, Pinnacle West Energy would not be able to acquire Southern California Edison's Palo Verde ownership interest pursuant to the original April 2000 agreement.

                  BUSINESS OF OTHER PINNACLE WEST SUBSIDIARIES

APS ENERGY SERVICES COMPANY, INC.

     APS Energy Services was incorporated in 1998 under the laws of the State of Arizona and is engaged principally in the business of selling unregulated power and related services. During its first full two years of operations, APS Energy Services' net losses were about $9 million in 1999 and $13 million in 2000. At December 31, 2000, APS Energy Services had total assets of about $23 million. Pinnacle West will fund APS Energy Services' capital expenditures and other cash requirements.

SUNCOR DEVELOPMENT COMPANY

     SunCor was incorporated in 1965 under the laws of the State of Arizona and is a developer of residential, commercial, and industrial real estate projects in Arizona, New Mexico, and Utah. SunCor and its subsidiaries have approximately 790 full and part-time employees. SunCor's assets, which totaled about $462 million at December 31, 2000, consist primarily of land with improvements, commercial buildings, and other real estate investments.

     The annual earnings contribution of SunCor is expected to remain modest over the next several years. SunCor's earnings for the past three years were about $11 million in 2000; $6 million in 1999; and $5 million in 1998 (excluding the effects of a deferred tax asset transfer).

     SunCor's capital needs consist primarily of capital expenditures for land development and home construction. On the basis of projects now under development, SunCor expects its capital needs over the next three years to be $75 million in 2001; $23 million in 2002; and $14 million in 2003. SunCor expects to fund its capital requirements from internally generated cash and external financings.

EL DORADO DEVELOPMENT COMPANY

     El Dorado was incorporated in 1983 under the laws of the State of Arizona and is engaged principally in the business of making equity investments in other companies. El Dorado's short-term goal is to convert its venture capital portfolio to cash as quickly and as advantageously as possible. On a long-term basis, we may use El Dorado, when appropriate, as our subsidiary for new ventures that are strategic to our principal business of generating, distributing, and marketing electricity.

     El Dorado's assets totaled about $21 million at December 31, 2000. For the past three years, El Dorado's net income was about $2 million in 2000; $11 million in 1999; and $5 million in 1998. Due to the volatile nature of certain of El Dorado's technology-related investments, historical results are not necessarily indicative of future performance.

                         CALIFORNIA ENERGY MARKET ISSUES

     Southern California Edison and PG&E Corp. have publicly disclosed that their liquidity has been materially and adversely affected because of, among other things, their inability to pass on to ratepayers the prices each has paid for energy and ancillary services procured through the California Power Exchange and California Independent System Operator.

     We are closely monitoring developments in the California energy market and the potential impact of these developments on us and our subsidiaries. We have evaluated, among other things, Southern California Edison's role as a Palo Verde and Four Corners participant; APS' transactions with the California Power Exchange and the California Independent System Operator; contractual relationships with Southern California Edison and PG&E; APS Energy Services' retail transactions involving Southern California Edison and PG&E; and power marketing exposures. Based upon the financial transactions to date, we do not believe the foregoing matters will have a material adverse effect on our financial position or liquidity. We cannot predict with certainty, however, the impact that any future resolution, or attempted resolution, of the California energy market situation may have on us or our subsidiaries or the regional energy market in general.

                                 USE OF PROCEEDS

     We will use the net proceeds from the sale of the Senior Notes to repay $75 million of short-term borrowings (with an estimated average interest rate of 6.6%) and to repay $225 million of long-term borrowings due December 30, 2001 (with an estimated average interest rate of 6.1%), all of which was incurred for equity infusions into Pinnacle West Energy.

     Until we are able to use the proceeds for these purposes, we will invest the proceeds temporarily in U. S. Government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. Government or agency obligations, or we will deposit the proceeds with banks.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

                               Twelve Months Ended
--------------------------------------------------------------------------------
                                  December 31,
--------------------------------------------------------------------------------
        2000           1999          1998           1997          1996
        ----           ----          ----           ----          ----
        3.53x          3.19x         2.97x          2.74x         2.43x

     For the purposes of these computations, earnings are defined as the sum of our pre-tax income plus our fixed charges and the fixed charges of our subsidiaries. Fixed charges consist of interest on debt, amortization of debt discount, premium, and expense, and an estimated interest factor in rentals.

                         DESCRIPTION OF THE SENIOR NOTES

     WE WILL ISSUE THE SENIOR NOTES AS A SEPARATE SERIES OF DEBT SECURITIES UNDER THE INDENTURE DATED AS OF DECEMBER 1, 2000, BETWEEN US AND THE BANK OF NEW YORK, AS TRUSTEE. BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. THE FOLLOWING DESCRIPTION OF SPECIFIC TERMS OF THE SENIOR NOTES SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES IN THE PROSPECTUS UNDER "DESCRIPTION OF DEBT SECURITIES."

GENERAL

     The specific financial and legal terms of the Senior Notes are set forth below:

     *    TITLE: __% Senior Notes due 2006

     *    TOTAL PRINCIPAL AMOUNT BEING ISSUED: $300,000,000

     *    DUE DATE FOR PRINCIPAL: _______________, 2006

     *    INTEREST RATE: __%

     *    DATE INTEREST STARTS ACCRUING: March __, 2001

     *    INTEREST PAYMENT DATES:

     *    FIRST INTEREST PAYMENT DATE: ____________, 2001

     * REGULAR RECORD DATES FOR INTEREST: Every _________ and ________ preceding the applicable interest payment dates

     * COMPUTATION OF INTEREST: on the basis of a 360-day year of twelve 30-day months

     * FORM OF SENIOR NOTES: A Global Security will initially represent the Senior Notes. We will deposit the Global Security with or on behalf of The Depository Trust Company (DTC). See "Global Securities" in the prospectus. We may allow exchange of the Global Security for registered Senior Notes and transfer of the Global Security to a person other than DTC in additional circumstances that we agree to other than those described under that heading.

     * SINKING FUND: The Senior Notes will not be subject to any sinking fund.

     * OPTIONAL REDEMPTION: We may redeem some or all of the Senior Notes at any time at the redemption prices as described in the section below, "Redemption Provision".

     * COVENANTS: The Senior Notes and the related indenture do not contain any financial or other similar restrictive covenants. However, we will be subject to the covenant described under the caption "Description of Debt Securities - Consolidation, Merger, and Sale of Assets" in the attached prospectus.

     The Senior Notes will constitute a series of our unsecured senior Debt Securities. The Senior Notes will rank equally with all of our existing and future senior unsecured debt and senior to all of our existing and future subordinated debt and will be effectively subordinated to all of our secured debt. See "Business of Pinnacle West Capital Corporation -- Source of Payment for the Senior Notes" in this prospectus supplement.

     We may, without the consent of the holders of the Senior Notes, issue additional notes having the same ranking and same interest rate, maturity and other additional terms as the Senior Notes. Any additional notes would, together with the Senior Notes, constitute a single series of notes under the indenture.

REDEMPTION PROVISION

     We may redeem the Senior Notes at any time, in whole or in part, at a redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus ____ basis points, plus in each case accrued interest to the redemption date.

     "Treasury Yield" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

     "Independent Investment Banker" means Salomon Smith Barney Inc. or its successor or, if Salomon Smith Barney Inc. or its successor is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or
(2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all of the Quotations.

     "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means (1) each of Salomon Smith Barney Inc. and any other primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with, Salomon Smith Barney Inc. and their respective successors, provided, however, that if Salomon Smith Barney Inc. or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us.

     If we elect to redeem less than all the Senior Notes and the Senior Notes are at the time represented by a global security, then the Depository will select by lot the particular interest to be redeemed. If we elect to redeem less than all of the Senior Notes, and the Senior Notes are not represented by a global security, then the Trustee will select the particular Senior Notes to be redeemed in a manner it deems appropriate and fair.

     The Senior Notes do not provide for any sinking fund.

DEFEASANCE

     The provisions described in the prospectus under the caption "Description of Debt Securities - Defeasance and Covenant Defeasance" are applicable to the Senior Notes.

                              REGARDING THE TRUSTEE

     The Bank of New York is the trustee under the indenture relating to the Senior Notes. We maintain normal banking arrangements with The Bank of New York, which include a $25 million commitment pursuant to a revolving credit agreement, approximately $23.3 million of which was outstanding at March 15, 2001, and a $30 million committed line of credit, none of which was outstanding at March 15, 2001.

     The Bank of New York also serves as:

     *    Trustee under the indenture relating to subordinated debt securities;

     *    Investment manager for our nonunion post-retirement medical fund; and

     *    Custodian of international fixed-income assets for our pension plan.

     The Bank of New York is the trustee under APS' first mortgage bond indenture, senior note indenture, and subordinated debt securities indenture. The Bank of New York is also the trustee for the holders of several issues of pollution control bonds issued on APS' behalf and an affiliate of The Bank of New York is the remarketing agent for a series of APS' pollution control bonds. APS maintains normal banking arrangements with The Bank of New York, which include:

     * A commitment in the aggregate principal amount of approximately $15.8 million by The Bank of New York pursuant to a reimbursement agreement related to a letter of credit issued on APS' behalf in connection with an issuance of pollution control bonds, the proceeds of which were made available to us; and

     * A $15.6 million commitment by The Bank of New York pursuant to an APS revolving credit agreement, none of which was outstanding at December 31, 2000.

                                  UNDERWRITING

     Salomon Smith Barney Inc., Banc of America Securities LLC, BNY Capital Markets, Inc., and Credit Suisse First Boston Corporation are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                              Principal Amount
            Underwriter                                       of Senior Notes
            -----------                                       ---------------
Salomon Smith Barney Inc...................................    $
Banc of America Securities LLC.............................
BNY Capital Markets, Inc...................................
Credit Suisse First Boston Corporation.....................
                                                               -------------
     Total.................................................    $ 300,000,000
                                                               =============

     The underwriting agreement provides that the obligations of the underwriters to purchase the Senior Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed ____% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed ____% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Senior Notes).

                                                           Paid by Pinnacle West
                                                           ---------------------
     Per note.............................................                  %

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position.

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $405,000.

     The underwriters and their affiliates engage in transactions with us and our subsidiaries or perform services for us and our subsidiaries in the ordinary course of business. Those transactions and services include investment banking and commercial banking services, and serving as an agent and/or lender on some of our credit agreements. The underwriters and their affiliates received customary fees for these transactions and services. In this regard, banking affiliates of each of Salomon Smith Barney Inc., Banc of America Securities LLC and BNY Capital Markets, Inc. are lenders to us and received a portion of the proceeds of our short-term borrowings that will be repaid with the proceeds of sale of the Senior Notes. The underwriter BNY Capital Markets, Inc. is affiliated with the Trustee, The Bank of New York.

     Credit Suisse First Boston Corporation and Banc of America Securities LLC are dealers under the APS commercial paper program, and an affiliate of Salomon Smith Barney Inc. is the remarketing agent for certain series of pollution control bonds for which APS is liable.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Prospectus

                        PINNACLE WEST CAPITAL CORPORATION
                                  $500,000,000
                                 Debt Securities

     We may offer and sell debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.

     Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our debt securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                 The date of this prospectus is January 25, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

About This Prospectus..........................................................3
Forward-Looking Statements.....................................................3
Where You Can Find More Information............................................4
Business of Pinnacle West Capital Corporation..................................5
Ratio of Earnings to Fixed Charges.............................................5
Use of Proceeds................................................................5
Description of Debt Securities.................................................5
Global Securities.............................................................12
Regarding the Trustees........................................................13
Plan of Distribution..........................................................14
Experts.......................................................................14
Legal Opinions................................................................14

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a shelf registration statement that we filed with the United States Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the supplement to this prospectus is accurate only as of the dates on their covers. Our business, financial condition, results of operations, and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement, and the additional information described under the heading "Where You Can Find More Information" may contain forward-looking statements within the meaning of the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," or similar expressions, we are making forward-looking statements.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. These factors include, but are not limited to:

     *    the ongoing restructuring of the electric industry;

     *    the outcome of regulatory proceedings relating to restructuring;

     *    regulatory, tax, and environmental legislation;

     * our ability to successfully compete outside our traditional regulated markets;

     *    regional economic conditions, which could affect customer growth;

     *    the cost of debt and equity capital;

     *    weather variations affecting customer usage;

     *    technological developments in the electric industry;

     *    the successful completion of large-scale construction projects;

     * the value of El Dorado Investment Company's investment in a technology-related venture capital partnership;

     *    successfully managing market risks;

     *    the strength of the real estate market; and

     * other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     You are cautioned not to put undue reliance on any forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements contained in this prospectus and any prospectus supplement.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     We file annual, quarterly, and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site: http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Reports and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all securities are sold under this prospectus.

     *    Annual Report on Form 10-K for the fiscal year ended December 31,
          1999;

     * Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2000; and

     *    Current Reports on Form 8-K dated July 12 and October 26, 2000.

     You may request a copy of these filings and will receive a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Pinnacle West Capital Corporation
          Office of the Secretary
          Station 9046
          P.O. Box 53999
          Phoenix, Arizona 85072-3999
          (602) 250-5608

                  BUSINESS OF PINNACLE WEST CAPITAL CORPORATION

     We were incorporated in 1985 under the laws of Arizona and are engaged, through our subsidiaries, in the generation, transmission, and distribution of electricity; in the sale of energy and related products and services; in real estate development; and in venture capital investment. Our principal executive offices are located at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, 602-379-2500.

     The following information describes our subsidiaries. Arizona Public Service Company (APS), our major subsidiary and Arizona's largest electric utility, provides retail and wholesale electric service to the entire state with the exception of Tucson and about one-half of the Phoenix area. APS also generates, sells, and delivers electricity to wholesale customers in the western United States. SunCor Development Company is a developer of residential, commercial, and industrial real estate projects in Arizona, New Mexico, and Utah. El Dorado Investment Company is primarily a venture capital firm. APS Energy Services Company, Inc. was formed in 1998 and sells energy and -related products and services in competitive retail markets in the western United States. Pinnacle West Energy Corporation, which was formed in 1999, is the subsidiary through which we intend to conduct our unregulated generation operations.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

      Nine Months
         Ended                        Twelve Months Ended
     -------------     ---------------------------------------------------
     September 30,                        December 31,
     -------------     ---------------------------------------------------
          2000         1999       1998        1997        1996        1995
          ----         ----       ----        ----        ----        ----
          3.94         3.19       2.97        2.74        2.43        2.22

     For the purposes of these computations, earnings are defined as the sum of our pre-tax income plus our fixed charges and the fixed charges of our subsidiaries. Fixed charges consist of interest on debt, amortization of debt discount, premium, and expense, and an estimated interest factor in rentals.

                                 USE OF PROCEEDS

     We intend to use the proceeds from the sale of debt securities for general corporate purposes, which may include capital expenditures, the repayment of indebtedness, the funding of working capital, acquisitions and stock repurchases and/or capital infusions into one or more of our subsidiaries for any of those purposes. The use of proceeds from the sale of debt securities will be set forth in a prospectus supplement relating to each offering of debt securities.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following description highlights the general terms of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which any of these general provisions will not apply.

     The debt securities will be our unsecured obligations. The debt securities may be issued in one or more new series under:

     * an Indenture, dated as of December 1, 2000, between The Bank of New York and us, in the case of subordinated debt securities; or

     * an Indenture, dated as of December 1, 2000, between The Bank of New York and us, in the case of senior debt securities.

     Because we are structured as a holding company, all existing and future indebtedness and other liabilities of our subsidiaries will be effectively senior in right of payment to our debt securities, whether senior debt securities or subordinated debt securities. Neither of the above Indentures limits our ability or the ability of our subsidiaries to incur additional indebtedness in the future. The assets and cash flows of our subsidiaries will be available, in the first instance, to service their own debt and other obligations and our ability to have the benefit of their assets and cash flows, particularly in the case of any insolvency or financial distress affecting our subsidiaries, would arise only through our equity ownership interests in our subsidiaries and only after their creditors had been satisfied. Additional information is provided below under "Subordination" as to the allocation of outstanding indebtedness on our part and on the part of our subsidiaries.

     We have summarized selected provisions of the Indentures below. The summary is not complete. We have filed the forms of the Indentures as exhibits to the registration statement. You should read the Indentures in their entirety, including the definitions of certain terms, together with this prospectus and the prospectus supplement before you make any investment decision. Although separate Indentures are used for subordinated debt securities and senior debt securities, the description of the Indenture in this section applies to both Indentures, unless otherwise noted.

     You should refer to the prospectus supplement attached to this prospectus for the following information about a new series of debt securities:

     *    title of the debt securities;

     * the aggregate principal amount of the debt securities or the series of which they are a part;

     *    the date on which the debt securities mature;

     *    the interest rate;

     *    when the interest on the debt securities accrues and is payable;

     *    the record dates;

     *    places where principal, premium, or interest will be payable;

     * periods within which, and prices at which we can redeem debt securities at our option;

     * any obligation on our part to redeem or purchase debt securities pursuant to a sinking fund or at the option of the holder;

     * denominations and multiples at which debt securities will be issued if other than $1,000;

     * any index or formula from which the amount of principal or any premium or interest may be determined;

     *    any allowance for alternative currencies and determination of value;

     * whether the debt securities are defeasible under the terms of the Indenture;

     *    whether we are issuing the debt securities as global securities;

     * any additional or different events of default and any change in the right of the trustee or the holders to declare the principal amount due and payable if there is any default;

     *    any addition to or change in the covenants in the Indenture; and

     *    any other terms.

     We may sell the debt securities at a substantial discount below their principal amount. The prospectus supplement may describe special federal income tax considerations that apply to debt securities sold at an original issue discount or to debt securities that are denominated in a currency other than United States dollars.

     Other than the protections described in this prospectus and in the prospectus supplement, holders of debt securities would not be protected by the covenants in the Indenture from a highly-leveraged transaction.

SUBORDINATION

     The Indenture relating to the subordinated debt securities states that, unless otherwise provided in a supplemental indenture or a board resolution, the debt securities will be subordinate to all senior debt. This is true whether the senior debt is outstanding as of the date of the Indenture or is incurred afterwards. The balance of the information under this heading assumes that a supplemental indenture or a board resolution results in a series of debt securities being subordinated obligations.

     The Indenture states that we cannot make payments of principal, premium, or interest on the subordinated debt if:

     * the principal, premium or interest on senior debt is not paid when due and the applicable grace period for the default has ended and the default has not been cured or waived; or

     * the maturity of any senior debt has been accelerated because of a default.

     The Indenture provides that we must pay all senior debt in full before the holders of the subordinated debt securities may receive or retain any payment if our assets are distributed to our creditors upon any of the following:

     *    dissolution;

     *    winding-up;

     *    liquidation;

     *    reorganization, whether voluntary or involuntary;

     *    bankruptcy;

     *    insolvency;

     *    receivership; or

     *    any other proceedings.

     The Indenture provides that when all amounts owing on the senior debt are paid in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt.

     The Indenture defines senior debt as the principal, premium, interest and any other payment due under any of the following, whether outstanding at the date of the Indenture or thereafter incurred, created or assumed:

     * all of our debt evidenced by notes, debentures, bonds, or other securities we sell for money;

     * all debt of others of the kinds described in the preceding bullet point that we assume or guarantee in any manner; and

     * all renewals, extensions, or refundings of debt of the kinds described in either of the two preceding bullet points.

     However, the preceding will not be considered senior debt if the document creating the debt or the assumption or guarantee of the debt states that it is not superior to or that it is on equal footing with the subordinated debt securities.

     The Indenture does not limit the aggregate amount of senior debt that we may issue. As of September 30, 2000, our outstanding senior debt (excluding our subsidiaries) was approximately $170 million. In addition, as of September 30, 2000, our subsidiaries, principally APS, had approximately $2.2 billion of debt outstanding, of which $811 million represented APS first mortgage bonds or senior notes, both of which are directly or indirectly secured by substantially all of APS' assets. As discussed above under "General", our debt securities, whether senior debt securities or subordinated securities, are structurally subordinated to the debt securities and other obligations of our subsidiaries.

FORM, EXCHANGE, AND TRANSFER

     Each series of debt securities will be issuable only in fully registered form and without coupons. In addition, unless otherwise specified in a prospectus supplement, the debt securities will be issued in denominations of $1,000 and multiples of $1,000. We, the trustee, and any of our agents may treat the registered holder of a debt security as the absolute owner for the purpose of making payments, giving notices, and for all other purposes.

     The holders of debt securities may exchange them for any other debt securities of the same series, in authorized denominations and equal principal amount. However, this type of exchange will be subject to the terms of the Indenture and any limitations that apply to global securities.

     A holder may transfer debt securities by presenting the endorsed security at the office of a security registrar or at the office of any transfer agent we designate. The holder will not be charged for any exchange or registration of transfer, but we may require payment to cover any tax or other governmental charge in connection with the transaction. We have appointed the trustee under each Indenture as security registrar. A prospectus supplement will name any transfer agent we designate for any debt securities if different from the security registrar. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts at any time, except that we will maintain a transfer agent in each place of payment for debt securities.

     If the debt securities of any series are to be redeemed in part, we will not be required to do any of the following:

     * issue, register the transfer of, or exchange any debt securities of that series and/or tenor beginning 15 days before the day of mailing of a notice of redemption of any debt security that may be selected for redemption and ending at the close of business on the day of the mailing; or

     * register the transfer of or exchange any debt security selected for redemption, except for an unredeemed portion of a debt security that is being redeemed in part.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, we will pay interest on a debt security on any interest payment date to the person in whose name the debt security is registered.

     Unless otherwise indicated in the applicable prospectus supplement, the principal, premium, and interest on the debt securities of a particular series will be payable at the office of the paying agents that we may designate. However, we may pay any interest by check mailed to the address, as it appears in the security register, of the person entitled to that interest. Also, unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee in The City of New York will be our sole paying agent for payments with respect to debt securities of each series. Any other paying agent that we initially designate for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain a paying agent in each place of payment for the debt securities of a particular series.

     All money that we pay to a paying agent for the payment of the principal, premium, or interest on any debt security that remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the debt security may look only to us for payment.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     Unless otherwise indicated in the applicable prospectus supplement, we may not:

     *    consolidate with or merge into any other entity;

     * convey, transfer, or lease our properties and assets substantially as an entirety to any entity; or

     * permit any entity to consolidate with or merge into us or convey, transfer, or lease its properties and assets substantially as an entirety to us,

unless the following conditions are met:

     * the successor entity is a corporation, partnership, trust, or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indenture;

     * immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     *    other conditions are met.

     Upon any merger, consolidation, or transfer or lease of properties, the successor person will be substituted for us under the Indenture, and, thereafter, except in the case of a lease, we will be relieved of all obligations and covenants under the Indenture and the debt securities.

EVENTS OF DEFAULT

     Each of the following will be an event of default under the Indenture with respect to debt securities of any series:

     * our failure to pay principal of or any premium on any debt security of that series when due;

     * our failure to pay any interest on any debt securities of that series when due, and the continuance of that failure for 30 days;

     * our failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

     * our failure to perform any of our other covenants in the Indenture relating to that series and the continuance of that failure for 90 days after written notice has been given by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series;

     *    bankruptcy, insolvency, or reorganization events involving us; and

     * any other event of default for that series described in the applicable prospectus supplement.

     If an event of default occurs and is continuing other than an event of default relating to bankruptcy, insolvency, or reorganization, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal amount of the debt securities of that series to be due and payable immediately. In the case of any debt security that is an original issue discount security or the principal amount of which is not then determinable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the portion of the principal amount of the debt security specified in the terms of such debt security to be immediately due and payable upon an event of default.

     If an event of default involving bankruptcy, insolvency, or reorganization occurs, the principal amount of all the debt securities of the affected series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

     No holder of a debt security of any series will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

     * the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     * the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute the proceeding as trustee; and

     * the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request within 60 days after the notice, request, and offer of indemnity.

     The limitations provided above do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal, premium, or interest on the debt security on or after the applicable due date.

     We are required to furnish to the trustee annually a certificate of various officers stating whether or not we are in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     In limited cases the trustee, as well as us, may make modifications and amendments to the Indenture without the consent of the holders of any series of debt securities. The trustee may make modifications and amendments to the Indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, without the consent of the holder of each outstanding debt security affected, no modification or amendment may:

     * change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

     * reduce the principal amount of, or any premium or interest on, any debt security;

     * reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of the security;

     * change the place or currency of payment of principal of, or any premium or interest on, any debt security;

     * impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     * reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture necessary for waiver of compliance with certain provisions of the Indenture or of certain defaults, or modify the provisions of the Indenture relating to modification and waiver.

     Compliance with certain restrictive provisions of the Indenture may be waived by the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of any series. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture, except:

     *    a default in the payment of principal, premium, or interest; and

     * a default under covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding debt security of the affected series.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver, or other action under the Indenture as of any date:

     * the principal amount of an outstanding original issue discount security will be the amount of the principal that would be due and payable upon acceleration of the maturity on that date,

     * if the principal amount payable at the stated maturity of a debt security is not determinable, the principal amount of the outstanding debt security will be an amount determined in the manner prescribed for the debt security; and

     * the principal amount of an outstanding debt security denominated in one or more foreign currencies will be the U.S. dollar equivalent of the principal amount of the debt security or, in the case of a debt security described in the previous clause above, the amount described in that clause.

     If debt securities have been fully defeased or if we have deposited money with the trustee to redeem debt securities, they will not be considered outstanding.

     Except in limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or any other shorter period as we may specify. The period may be shortened or lengthened, but not beyond 180 days.

DEFEASANCE AND COVENANT DEFEASANCE

     We may elect to have the provisions of the Indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants in the Indenture, applied to the debt securities of any series, or to any specified part of a series. The prospectus supplement describing a series of debt securities will state whether we can make these elections for that series.

     DEFEASANCE AND DISCHARGE

     We will be discharged from all of our obligations with respect to the debt securities of a series if we deposit with the trustee money in an amount sufficient to pay the principal, premium, and interest on the debt securities of that series when due in accordance with the terms of the Indenture and the debt securities. We can also deposit securities that will provide the necessary monies. However, we will not be discharged from the obligations to exchange or register the transfer of debt securities, to replace stolen, lost, or mutilated debt securities, to maintain paying agencies, and to hold moneys for payment in trust. The defeasance or discharge may occur only if we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities:

     * will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance, and discharge; and

     * will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if the deposit, defeasance, and discharge were not to occur.

     DEFEASANCE OF COVENANTS

     We may elect to omit compliance with restrictive covenants in the Indenture and any additional covenants that may be described in the applicable prospectus supplement for a series of debt securities. This election will preclude some actions from being considered defaults under the Indenture for the applicable series. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of debt securities, funds in an amount sufficient to pay the principal, premium and interest on the debt securities of the applicable series. We may also deposit securities that will provide the necessary monies. We will also be required to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. If we exercise this option with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of funds deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on the debt securities on any acceleration resulting from an event of default. In that case, we would remain liable for the additional payments.

GOVERNING LAW

     The law of the State of New York will govern the Indenture and the debt securities.

                                GLOBAL SECURITIES

     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities, which will have an aggregate principal amount equal to that of the debt securities they represent. We will register each global security in the name of a depositary or nominee identified in a prospectus supplement and deposit the global security with the depositary or nominee. Each global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and other matters specified in a supplemental indenture to the Indenture.

     No global security may be exchanged for debt securities registered, and no transfer of a global security may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary, unless:

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
     * the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary;

     * a default has occurred and is continuing with respect to the debt securities represented by the global security; or

     * any other circumstances exist that may be described in the applicable supplemental indenture and prospectus supplement.

     We will register all securities issued in exchange for a global security or any portion of a global security in the names specified by the depositary.

     As long as the depositary or its nominee is the registered holder of a global security, the depositary or nominee will be considered the sole owner and holder of the global security and the debt securities that it represents. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not:

     * be entitled to have the global security or debt securities registered in their names;

     * receive or be entitled to receive physical delivery of certificated debt securities in exchange for a global security; and

     * be considered to be the owners or holders of the global security or any debt securities for any purpose under the Indenture.

     We will make all payments of principal, premium, and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws make it difficult to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, referred to as Participants, and to persons that may hold beneficial interests through Participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its Participants. Ownership of beneficial interests in a global security will only be shown on records maintained by the depositary or the Participant. Likewise, the transfer of ownership interests will be effected only through the same records. Payments, transfers, exchanges, and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our agents will have responsibility or liability for any aspect of the depositary's or any Participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising, or reviewing any records relating to the beneficial interests.

                              REGARDING THE TRUSTEE

     The Bank of New York is trustee under our Indenture relating to the subordinated debt securities and our Indenture relating to the senior debt securities. We maintain normal banking arrangements with The Bank of New York, which include a $25 million commitment pursuant to a revolving credit agreement, approximately $12.1 million of which was outstanding at September 30, 2000.

     The Bank of New York also serves as:

     *    investment manager for our nonunion post-retirement medical fund; and

     *    custodian of international fixed-income assets for our pension plan.

     The Bank of New York is the trustee under APS' first mortgage bond indenture, senior note indenture, and subordinated debt securities indenture. The Bank of New York is also the trustee for the holders of several issues of pollution control bonds issued on APS' behalf, and an affiliate of The Bank of New York is the remarketing agent for a series of APS' pollution control bonds. APS maintains normal banking arrangements with The Bank of New York, which include:

     * a commitment in the aggregate principal amount of approximately $15.8 million by The Bank of New York pursuant to a reimbursement agreement related to a letter of credit issued on APS' behalf in connection with an issuance of pollution control bonds, the proceeds of which were made available to us; and

     * a $15.6 million commitment by The Bank of New York pursuant to an APS revolving credit agreement, none of which was outstanding at September 30, 2000.

                              PLAN OF DISTRIBUTION

     We intend to sell up to $500,000,000 in aggregate principal amount of the offered securities to or through underwriters or dealers, and may also sell the offered securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of debt securities.

     We may distribute the offered securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

     In connection with the sale of the offered securities, underwriters may receive compensation from us or from purchasers of offered securities for whom they act as agents in the form of discounts, concessions, or commissions. Underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers, and agents, who participate in the distribution of offered securities, may be considered to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of offered securities by them may be considered to be underwriting discounts and commissions under the Securities Act of 1933. We will identify any person considered to be an underwriter, and we will describe any compensation received from us in the prospectus supplement.

     We may agree to indemnify underwriters, dealers, and agents who participate in the distribution of the offered securities against liabilities, including liabilities under the Securities Act of 1933.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004 will opine on the validity of the offered securities for us. We currently anticipate that Sullivan and Cromwell, 1888 Century Park East, Los Angeles, California 90067 will opine on the validity of the offered securities for any underwriters. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Sullivan & Cromwell. Sullivan & Cromwell may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

================================================================================

                                 $300,000,000

                       Pinnacle West Capital Corporation

                              % Senior Notes due 2006

                                   [PNW LOGO]

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                             PROSPECTUS SUPPLEMENT

                                March __, 2001

                                   ----------

                              Salomon Smith Barney
                         Banc of America Securities LLC
                           BNY Capital Markets, Inc.
                           Credit Suisse First Boston

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